EXHIBIT (d)(4)

[Form of Stock Option Agreement for Replacement Options]

CAESARS ENTERTAINMENT CORPORATION

2012 PERFORMANCE INCENTIVE PLAN

NONQUALIFIED OPTION AWARD AGREEMENT

THIS NONQUALIFIED OPTION AWARD AGREEMENT (the “Agreement”) is made by and between Caesars Entertainment Corporation, a Delaware corporation (the “Corporation”), and the “Participant” on the date set forth on the final page of this Agreement. Any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan.

WHEREAS, the Corporation has adopted the Caesars Entertainment Corporation 2012 Performance Incentive Plan (the “Plan”), pursuant to which stock options may be granted; and

WHEREAS, the Administrator has determined that it is in the best interests of the Corporation and its stockholders to grant the Option provided for herein to Participant subject to the terms set forth herein.

NOW, THEREFORE, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Grant of Option.

(a) Grant. The Corporation hereby grants to Participant, on the Date of Grant (as set forth on the final page of this Agreement) an Option (the “Option”) to purchase the number of shares of Common Stock of the Corporation set forth on the final page of this Agreement (such shares, the “Option Shares”), on the terms and conditions set forth in this Agreement and as otherwise provided in the Plan, consisting of the following:

(i) That portion of the Option identified on the final page of this Agreement as the “Time-Based Option;”

(ii) That portion of the Option identified on the final page of this Agreement as the “$35.00 Price Target Performance-Based Option;” and

(iii) That portion of the Option identified on the final page of this Agreement as the “$57.41 Price Target Performance-Based Option,” and together with the $35.00 Price Target Performance-Based Option, the “Performance-Based Option.”

The Option is not intended to qualify as an ISO. The price at which Participant shall be entitled to purchase the Option Shares upon the exercise of all or any portion of the Option, shall be as set forth on the final page of this Agreement (the “Exercise Price”).

(b) Incorporation by Reference, Etc. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any interpretations, amendments, rules and regulations promulgated by the Administrator from time to time pursuant to the Plan. The Administrator shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations under them, and its decisions shall be binding and conclusive upon Participant and his or her legal representative in respect of any questions arising under the Plan or this Agreement.

(c) Acceptance of Agreement. In order to accept this Agreement, Participant must indicate acceptance of the Option and acknowledgment that the terms of the Plan and this Agreement have been read and understood by signing and returning a copy of this Agreement as instructed by the Corporation. By accepting this Agreement, Participant consents to the electronic delivery of prospectuses, annual reports and other information required to be delivered by Securities and Exchange Commission rules (which consent may be revoked in writing by Participant at any time upon three business days’ notice to the Corporation, in which case subsequent prospectuses, annual reports and other information will be delivered in hard copy to Participant).

2. Vesting.

(a) Vesting Schedule. Except as may otherwise be provided herein, subject to Participant’s continued employment or service with the Corporation or one of its Subsidiaries, the Option shall become vested and exercisable on the dates set forth on the final page of this Agreement, subject to the conditions set forth herein.

(b) Accelerated Vesting of a Portion of the Time-Based Option on Death and Disability. Upon the termination of Participant’s employment or service due to Participant’s death or Disability, the portion of the Time-Based Option that would have vested on the anniversary of the Date of Grant that immediately follows the date of termination will become vested and exercisable on such termination of employment or service.

(c) Accelerated Vesting of the Time-Based Option on a Qualifying Termination. In the event that Participant’s employment or service is terminated as the result of a Qualifying Termination (as defined below), 100% of the then-outstanding Time-Based Option held by Participant shall immediately vest and become exercisable as of such Qualifying Termination.

(d) Special Provisions on a Change in Control – Performance-Based Option. If, in connection with a contemplated Change in Control (as defined below), the Committee determines, using such methodologies and parameters and taking into account such factors as it, in its sole discretion, deems appropriate, that the expected price per share of the Common Stock to be achieved upon such Change in Control would result in all or a portion of the Performance-Based Option vesting and becoming exercisable, the Performance-Based Option shall be deemed vested to the applicable extent immediately prior to the occurrence of such Change in Control and solely for the purpose of permitting Participant to participate in such Change in Control, such vesting and participation to be contingent upon the actual occurrence of such Change in Control.

(e) Definition of Cause. For purposes of this Agreement, “Cause” shall have the meaning given to such term in the Plan.

(f) Definition of Change in Control. For purposes of this Agreement, “Change in Control” shall mean the occurrence of any of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation on a consolidated basis to any Person (as defined below) or group of related persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any affiliates thereof other than to a Majority Stockholder (as defined below); (ii) the approval by the holders of the outstanding voting securities of the Corporation of any plan or proposal for the liquidation or dissolution of the Corporation; (iii) any Person or Group (other than a Majority Stockholder) shall become the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), directly or indirectly, of common stock representing more than 50% of the combined voting power of the Corporation entitled to vote generally in the election of directors; (iv) the replacement of a majority of the Board over a two-year period of the directors who constituted the Board at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board then still in office who either were members of such Board at the beginning of such period or whose election as a member of such Board was previously so approved or who were nominated by, or designees of, a Majority Stockholder; or (v) consummation of a merger, consolidation or other transaction involving the Corporation following which the Majority Stockholder does not hold capital stock or other securities of the surviving corporation (A) with voting power to elect a majority of the surviving entity’s board of directors or (B) representing at least 50% of the equity securities of the surviving entity.

(g) Definition of Good Reason. For purposes of this Agreement, “Good Reason” shall have the meaning given to such term in the Plan.

(h) Definition of Majority Stockholder. For purposes of this Agreement, “Majority Stockholder” shall mean, collectively or individually as the context requires, TPG Capital, L.P., Apollo Global Management, LLC and/or their respective affiliates.

(i) Definition of Person. For purposes of this Agreement, “Person” shall mean an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

(j) Definition of Qualifying Termination. For purposes of this Agreement, “Qualifying Termination” shall mean, with respect to Participant, (i) a termination of Participant’s employment or service due to death or Disability or (ii) a termination of Participant’s employment or service by the Corporation without Cause or by Participant for Good Reason or (iii) if Participant is a party to an effective employment agreement with the Corporation or a Subsidiary of the Corporation, a termination of Participant’s employment or service due to the delivery by the Corporation to Participant of a notice of nonrenewal of such employment agreement, in the case of each of clauses (i), (ii) and (iii), within the three-year period following a Change in Control.

3. Termination of Employment or Service. Except as otherwise provided herein or in an employment agreement (or similar agreement) between Participant and the Corporation or any of its Subsidiaries in effect on the Date of Grant, if Participant’s employment or service with the

Corporation or any Subsidiary, as applicable, terminates for any reason, then (a) the unvested portion of the Option shall be cancelled immediately and Participant shall immediately forfeit any rights to the Option Shares subject to such unvested portion, (b) the vested portion of the Option shall be forfeited under the circumstances described in the Plan, and (c) the vested portion of the Option that is not forfeited shall remain outstanding and exercisable until the date of expiration as set forth in Section 4 below.

4. Expiration.

(a) Termination Provisions. In no event shall all or any portion of the Option be exercisable after the tenth anniversary of the Date of Grant (the “Option Period”), and if, prior to the end of the Option Period, Participant’s employment or service with the Corporation and all Subsidiaries is terminated for any reason then the Option shall expire on the earliest of (i) the commencement of business on the date Participant’s employment or service is terminated for Cause; (ii) one year following the termination of Participant’s employment or service by reason of Participant’s death; (iii) 180 days following the termination of Participant’s employment or service by reason of Participant’s Disability or Retirement; (iv) 120 days after the date Participant’s employment or service is terminated (A) by the Corporation or its Subsidiaries for any reason other than Cause, death or Disability or (B) by Participant for Good Reason; or (v) 60 days following the termination of Participant’s employment or service by Participant without Good Reason. In addition, the Option will terminate immediately (and sooner than set forth above) (i) if Participant does not have an effective employment agreement with the Corporation or a Subsidiary and Participant voluntarily terminates employment or service with the Corporation and its Subsidiaries without Good Reason, on the commencement of business on the date Participant joins a Competitor (as defined below) and (ii) if Participant has an effective employment or severance agreement with the Corporation or a Subsidiary and Participant voluntarily terminates employment or service with the Corporation and its Subsidiaries, on the commencement of business on the date Participant joins a Competitor. For purposes of this Agreement, “Competitor” shall mean any Person engaged in the casino business (or any hotel or resort that operates a casino business) in the United States, Canada or Mexico or any other geographic location in which the Corporation or its Subsidiaries is engaged in the casino business at the time Participant’s employment or service with the Corporation and its Subsidiaries ends.

(b) Special Termination Provisions for Performance-Based Option. Notwithstanding the provisions of Section 4(a), if Participant’s employment or service is terminated by the Corporation or a Subsidiary other than for Cause, or if Participant terminates his or her employment or service for Good Reason prior to the date on which Participant’s Performance-Based Option has fully vested, Participant’s Performance-Based Option will remain eligible to vest according to its terms for a period of six months following such date of termination, provided, that, if the Corporation is party to a written agreement or binding letter of intent at the time of such termination, or enters into such a written agreement or binding letter of intent during the three month period immediately following such termination, the consummation of which would result in the occurrence of a Change in Control, Participant’s Performance-Based Option shall remain eligible to vest until such Change in Control is consummated or the written agreement or binding letter of intent is terminated. For purposes of clarification, if there is no vesting event after the termination of Participant’s employment or service without Cause or for

Good Reason and prior to the scheduled expiration date of the Performance-Based Option, the Performance-Based Option will terminate on the scheduled expiration date. In the event that the Performance-Based Option becomes exercisable by operation of this Section 4(b), such Performance-Based Option shall remain exercisable until the shorter of (i) six months following the date on which the Performance-Based Option becomes exercisable and (ii) the 10th anniversary of the Date of Grant. The Corporation shall use its reasonable efforts to notify Participant if he or she is no longer an employee, director or consultant of the Corporation or any Subsidiary of the occurrence of a vesting event that results in the vesting of all or a portion of the Performance-Based Option.

5. Method of Exercise.

(a) Any portion of the Option that has become exercisable may be exercised by delivery of a duly executed written notice of exercise to the Corporation at its principal business office using such form(s) as may be required from time to time by the Corporation.

(b) No Option Shares shall be delivered pursuant to any exercise of the Option until payment in full of the Exercise Price therefor is received by the Corporation in accordance with Section 5.5 of the Plan and Participant has paid to the Corporation an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld in accordance with Section 8.5 of the Plan. In addition, the Corporation will permit Participant (or his or her permitted transferee pursuant to Section 5.7 of the Plan, guardian or legal representative, if applicable) to exercise all or any portion of his or her then-exercisable Option through cashless exercise (as permitted under the Management Investor Rights Agreement, if applicable) or, with the consent of the Administrator, a reduction in the number of Option Shares otherwise deliverable pursuant to the Option (to satisfy the exercise price but not any applicable withholding taxes, unless (i) Participant’s employment or service terminates due to his death or Disability or is terminated by the Corporation or its Subsidiaries without Cause or by Participant for Good Reason or (ii) Participant’s Performance-Based Option becomes exercisable by virtue of the operation of Section 4(b), in which case Participant may use cashless exercise (as permitted under the Management Investor Rights Agreement, if applicable) or, with the consent of the Administrator, a reduction in the number of Option Shares otherwise deliverable pursuant to the Option, to satisfy the minimum amount of withholding taxes due on exercise), but only to the extent such right or the utilization of such right would not cause the Option to be subject to Section 409A of the Code.

(c) Subject to Section 8.1 of the Plan, upon the exercise of the Option and, prior to the occurrence of an Initial Public Offering (as defined below), no Option Shares shall be issued to or recorded in the name of Participant until Participant agrees to be bound by and executes the Management Investor Rights Agreement.

(d) For purposes of this Agreement, “Initial Public Offering” shall be deemed to occur on the effective date of the first registration statement (other than (i) a registration relating to an employee benefit plan or employee stock plan, a dividend reinvestment plan, or a merger or a consolidation (including without limitation a registration relating to an employee investment or rollover opportunity or participation in this Plan), (ii) a registration incidental to an issuance of securities under Rule 144A, (iii) a registration on Form S-4 or any successor form, or (iv) a registration on Form S-8 or any successor form) filed to register at least 10% of the total then-

outstanding equity interests in the Corporation under the Securities Act. The fact that the Corporation has a class of equity securities registered under the Exchange Act shall not constitute an Initial Public Offering.

(e) For purposes of this Agreement, “Management Investor Rights Agreement” shall mean the Amended and Restated Management Investor Rights Agreement, among the Corporation and certain of its stockholders, as may be amended from time to time, or such other stockholders’ agreement as may be entered into between the Corporation and any participant in the Plan.

6. Rights as a Stockholder. Participant shall not be deemed for any purpose to be the owner of any shares subject to this Option unless, until and to the extent that (a) the Corporation shall have issued and delivered to Participant the Option Shares, (b) Participant’s name shall have been entered as a stockholder of record with respect to such Option Shares on the books of the Corporation, and (c) prior to the occurrence of an Initial Public Offering, Participant agrees to be bound by and executes the Management Investor Rights Agreement.

7. Compliance with Legal Requirements.

(a) Generally. The granting, vesting and exercising of the Option, delivery of Option Shares upon such exercise, and any other obligations of the Corporation under this Agreement, shall be subject to all applicable federal, provincial, state, local and foreign laws, rules and regulations and to such approvals by any regulatory or governmental agency as may be required. The Administrator shall have the right to impose such restrictions on the Option as it deems necessary or advisable under applicable federal securities laws, the rules and regulations of any stock exchange or market upon which shares of Common Stock are then listed or traded, and/or any blue sky or state securities laws applicable to such shares. Participant agrees to take all steps the Administrator or the Corporation determines are necessary to comply with all applicable provisions of federal and state securities law in exercising his or her rights under this Agreement.

(b) Tax Withholding. The exercise of the Option (or any portion thereof) shall be subject to Participant satisfying any applicable federal, state, local and foreign tax withholding obligations. The Corporation shall have the power and the right to require Participant to remit to the Corporation or deduct or withhold from all amounts payable to Participant in connection with the Option or otherwise, an amount sufficient to satisfy any applicable taxes required by law. Further, the Corporation may permit or require Participant to satisfy, in whole or in part, the tax obligations by withholding shares of Common Stock that otherwise would be received upon exercise of the Option.

8. Miscellaneous.

(a) Transferability. The Option may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by Participant other than to: (i) Participant’s beneficiaries or estate upon the death of Participant (by will, by the laws of descent and distribution or otherwise), (ii) pursuant to a qualified domestic relations order if approved or ratified by the Administrator, (iii) subject to the prior written consent of the Administrator, not to be unreasonably withheld, and compliance with all applicable tax, securities and other laws, any trust or custodianship created by Participant for estate planning purposes, the beneficiaries of which may include only Participant or Participant’s family members (as defined in Form S-8), or (iv) as otherwise permitted under Section 5.7.2 or 5.7.3 of the Plan.

(b) Waiver. Any right of the Corporation contained in this Agreement may be waived in writing by the Administrator. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

(c) Section 409A. The Option is not intended to be subject to Section 409A of the Code. Notwithstanding the foregoing or any provision of the Plan or this Agreement, if any provision of the Plan or this Agreement contravenes Section 409A of the Code or could cause Participant to incur any tax, interest or penalties under Section 409A of the Code, the Administrator may, in its sole discretion and without Participant’s consent, modify such provision to (i) comply with, or avoid being subject to, Section 409A of the Code, or to avoid the incurrence of taxes, interest and penalties under Section 409A of the Code, and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to Participant of the applicable provision without materially increasing the cost to the Corporation or contravening the provisions of Section 409A of the Code. This Section 8(c) does not create an obligation on the part of the Corporation to modify the Plan or this Agreement and does not guarantee that the Option or the Option Shares will not be subject to interest and penalties under Section 409A.

(d) Notices. Any written notices provided for in this Agreement or the Plan shall be in writing and shall be deemed sufficiently given if either hand delivered or if sent by fax, pdf/email or overnight courier, or by postage paid first class mail. Notices sent by mail shall be deemed received three business days after mailing but in no event later than the date of actual receipt. Notices shall be directed, if to Participant, at Participant’s address indicated by the Corporation’s records, or if to the Corporation, to the Corporation’s principal business office.

(e) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

(f) No Rights to Employment or Service. Nothing contained in this Agreement shall be construed as giving Participant any right to be retained, in any position, as an employee or consultant of the Corporation or its Subsidiaries or shall interfere with or restrict in any way the right of the Corporation or its Subsidiaries, which is hereby expressly reserved, to remove, terminate or discharge Participant at any time for any reason whatsoever.

(g) No Rights to Award. The grant to Participant of the Option pursuant to this Agreement shall not give Participant any claim or rights to be granted any future award or additional awards under the Plan, subject to any express contractual rights (set forth in a document other than the Plan and this Agreement) to the contrary.

(h) Fractional Shares. No fractional shares shall be delivered under this Agreement. In lieu of issuing a fraction of a share in settlement of the exercised Option, the Corporation shall be entitled to pay to Participant an amount in cash equal to the fair market value (as defined in the Plan) of such fractional share.

(i) Beneficiary. Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no validly designated beneficiary survives Participant, Participant’s estate shall be deemed to be Participant’s beneficiary.

(j) Bound by Plan. By signing this Agreement, Participant acknowledges that Participant has received a copy of the Plan and has had an opportunity to review the Plan and agrees to be bound by all the terms and provisions of the Plan.

(k) Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Corporation and its successors and assigns, and of Participant and the beneficiaries, executors, administrators, heirs and successors of Participant.

(l) Entire Agreement. This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior communications, representations and negotiations in respect thereto. No change, modification or waiver of any provision of this Agreement shall be valid unless the same be in writing and signed by the parties hereto, except for any changes permitted without consent under Section 8.6.4 of the Plan.

(m) Governing Law. This Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

(n) Captions. The captions and headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation and Participant have executed this Agreement as set forth below.

CAESARS ENTERTAINMENT CORPORATION

By:

Name:

Title:

Date:

Agreed to and Accepted by:

Participant: [Name of Participant]

Date:

Number of Option Shares subject to Time-Based Option:

Number of Option Shares subject to $35.00 Price Target Performance-Based Option:

Number of Option Shares subject to $57.41 Price Target Performance-Based Option:

Exercise Price for Time-Based Option:	With respect to that portion of the Time-Based Option vesting on or prior to the second anniversary of the Date of Grant (other than the Immediately Vested Portion (as defined below)), the Exercise Price per Option Share shall be $20.09 per share until the second anniversary of the Date of Grant, at which time the Exercise Price shall be $[The closing price per share of Common Stock on the Offer expiration date] per Option Share for all Option Shares subject to the Option.

The Exercise Price per Option Share for the remainder of the Time-Based Option shall be $[The closing price per share of Common Stock on the Offer expiration date] per Option Share.

Exercise Price for Performance-Based Option:	$[The closing price per share of Common Stock on the Offer expiration date] per Option Share

Date of Grant:	[Offer expiration date]

Vesting Schedule Applicable to Time-Based Option:	The Time-Based Option shall be vested and exercisable with respect to 20% of the Option Shares subject the Time-Based Option on the Date of Grant (the “Immediately Vested Portion”) and 20% of the Option Shares subject to the Time-Based Option shall vest and become exercisable on each of the first four anniversaries of the Date of Grant thereafter, subject to Participant’s continued employment or service with the Corporation or one of its Subsidiaries on each such vesting date.

Vesting Schedule Applicable to $35.00 Price Target Performance-Based Option:	The $35.00 Price Target Performance-Based Option shall vest and become exercisable on the date on which the $35.00 Price Target (as defined below) is achieved. For purposes of this Agreement, the “$35.00 Price Target” shall be achieved if the simple average of the last reported sale prices (or closing prices, if applicable) per share of the Option Shares as reported by the Nasdaq Stock Market (or any other automated quotation service or national securities exchange upon which the Option Shares may then be quoted or listed for trading) for the thirty (30) calendar day period ending on the day immediately preceding the date of determination (with such sale prices or closing prices adjusted appropriately for any stock splits, stock dividends, reverse stock splits, stock combinations and the like occurring during such thirty (30) calendar day period), is equal to or greater than $35.00, subject to Participant’s continued employment or service with the Corporation or one of its Subsidiaries on such vesting date.

Vesting Schedule Applicable to $57.41 Price Target Performance-Based Option:	The $57.41 Price Target Performance-Based Option shall vest and become exercisable on the date on which the $57.41 Price Target (as defined below) is achieved. For purposes of this Agreement, the “$57.41 Price Target” shall be achieved if the simple average of the last reported sale prices (or closing prices, if applicable) per share of the Option Shares as reported by the Nasdaq Stock Market (or any other automated quotation service or national securities exchange upon which the Option Shares may then be quoted or listed for trading) for the thirty (30) calendar day period ending on the day immediately preceding the date of determination (with such sale prices or closing prices adjusted appropriately for any stock splits, stock dividends, reverse stock splits, stock combinations and the like occurring during such thirty (30) calendar day period), is equal to or greater than $57.41, subject to Participant’s continued employment or service with the Corporation or one of its Subsidiaries on such vesting date.